Exhibit 12.1

MOMENTIVE SPECIALTY CHEMICALS INC.

Statement Regarding Computation of Ratios

(Amounts in millions of dollars)

	Year ended December 31,
	2013	2012	2011	2010	2009
	(dollars in millions, except per share data)
Pre-tax (loss) income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or earnings from unconsolidated entities	(302)	(58)	102	243	137

Fixed Charges:

Interest expensed and capitalized	304	263	263	277	227
Interest element of lease costs	12	12	12	12	12

Total fixed charges	316	275	275	289	239
Pre-tax income (loss) from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or earnings from unconsolidated entities, plus fixed charges	14	217	377	532	376
Ratio of earnings to fixed charges	N/A	N/A	1.37	1.84	1.57

(1)	The interest element of lease costs has been calculated as 1/3 of the rental expense relating to operating leases as management believes this represents the interest portion hereof.
(2)	Our earnings were insufficient to cover fixed charges by $302 and $58 for the years ended December 31, 2013 and 2012, respectively.